EXHIBIT 12

COMPUTATION OF RATIO OF INCOME

TO FIXED CHARGES

FOR THE NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2018	2017
Income before income taxes (1)	$522	$488

Add: fixed charges, excluding capitalized interest	362	267

Income as adjusted before income taxes	$884	$754

Fixed charges:
Interest expense	$362	$267
Portion of rental expense representative of interest (2)	—	—

Total fixed charges	$362	$267

Ratio of income to fixed charges	2.44	2.83

(1)Income before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

(2)The company is globally located and conducts business primarily from parent-leased and parent-owned facilities for which it is charged occupancy charges. These costs may not be indicative of the expenses that IBM Credit will incur in the future, or would have incurred if the company had obtained these services from a third party. The amounts charged to the company by IBM in the periods presented were not material.